Contact

www.linkedin.com/in/nicolas-blatt-51b3a8a3 (LinkedIn)

Top Skills

Gestão de produtos
Estratégia empresarial
Desenvolvimento de produtos

Nicolas Blatt

Entrepreneur
Irvine, Califórnia, Estados Unidos

Experience

CUBO
CHAIRMAN & FOUNDER
June 2016 - Present (6 years 3 months)
Irvine, CA, USA

Elsys
Member Board Of Directors
September 2009 - Present (13 years)

Superlist
CHAIRMAN & CO-FOUNDER
January 2016 - January 2019 (3 years 1 month)

Education

Escola de Engenharia Mauá
Bachelor of Engineering (B.E.), Engenharia Mecânica · (2003 - 2008)

Escola Americana de Campinas